SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2003

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O. Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

News Release	August 14, 2003 at 10.30 GMT
Kanavaranta 1 00160 Helsinki, Finland P.O. Box 309 FIN-00101 Helsinki, Finland Tel +358 2046 131 Fax +358 2046 21471 www.storaenso.com

New head for Stora Enso Asia Pacific

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Markku Pentikäinen has been appointed Executive Vice President, Stora Enso Asia Pacific, effective from 1 January 2004. He will succeed Seppo Hietanen, who is retiring. Mr Pentikäinen will join Stora Enso’s Management Group and report to Björn Hägglund, Deputy CEO. He will be based in Shanghai.

Markku Pentikäinen, 49, is currently Senior Vice President, Imatra Mills and HR, Stora Enso Packaging Product Area. He joined the Company in 1979.

Juha Helkala, 46, has been appointed General Manager, Imatra Mills effective from 1 October 2003 to succeed Markku Pentikäinen. He will be based at Imatra and report to Niilo Pöyhönen, Executive Vice President, Consumer Boards Division. He joined the Company in 1982.

Juha Helkala will also remain Managing Director of Varenso.

For further information, please contact:

Scott Deitz, Vice President, Investor Relations, Stora Enso North America,

tel. 715 422 1521

www.storaenso.com

www.storaenso.com/investors

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine papers, packaging boards and wood products, areas in which the Group is a global market leader. Stora Enso sales totalled EUR 12.8 billion in 2002. The Group has some 42 500 employees in more than 40 countries in five continents and about 15 million tonnes of paper and board annual production capacity. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STORA ENSO CORPORATION

By:	/s/ ESKO MÄKELÄINEN
Esko Mäkeläinen Senior Executive Vice President, Accounting and Legal affairs

By:	/s/ JYRKI KURKINEN
Jyrki Kurkinen General Counsel

Date: August 15, 2003